

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Matthew Puckett
Chief Financial Officer
V.F. Corporation
1551 Wewatta Street
Denver, CO 80202

      Re: V.F. Corporation
          Form 8-K
          Filed December 18, 2023
          File No. 001-05256

Dear Matthew Puckett:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing

cc: Eric Forni, Esq.